December 11, 2013

Ajay Koduri
SEC
Division of Corporate Finance
100 F. St., NE
Mailstop 3720
Washington D.C. 20549

RE: Comments to ColorStars Group, Inc. S-1 filing

Dear Mr. Koduri,

I am writing to respond to your oral comments made by phone in late November 2013 regarding the ColorStars Group, Inc. S-1 filing.

Comment #1: Please update the MD&A section of the ColorStars Group S-1 to be consistent with the financial statements that were recently included for Q3 2013.

Response #1: An updated version of the MD&A section has been provided.

You may contact me at (949) 878-3740 with any questions.

Sincerely,

Steve Gribben
Attorney